FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 0-30204

For August 15 to September 2, 2002

Internet Initiative Japan Inc.

(Translation of registrant's name into English)

Takebashi Yasuda Bldg., 3-13 Kanda Nishiki-cho, Chiyoda-ku, Tokyo 101-0054, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATE BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATMENT ON FORM F-3 (FILE NO. 333-12696) OF INTERNET INITIATIVE JAPAN INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Internet Initiative Japan Inc.

Date: September 2, 2002

By:

Koichi Suzuki
President, Chief Executive Officer and
Representative Director

EXHIBIT 1

IIJ
Internet Initiative Japan

For Immediate Release

IIJ to Launch New Service Option "IIJ4U Virus Protection" for IIJ4U Users

TOKYO, August 22, 2002 - Internet Initiative Japan Inc. ("IIJ", NASDAQ: IIJI) today announced that it will launch a new service option "IIJ4U Virus Protection" for subscribers of its individual Internet service "IIJ4U" as of September 25, 2002. The new option provides a virus detection and elimination service, which detects e-mails contaminated with viruses at the server level, eliminating the virus before it is sent or received. The fee for the option service is JPY200 per month.

IIJ4U is an Internet service targeting the consumer market. It has 86,297 subscribers as of June 30, 2002.

About IIJ

Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI) is Japan's leading Internet-access and comprehensive Internet solution provider mainly targeting high-end corporate customers. Founded in 1992 as a pioneer of commercial Internet services in Japan, IIJ has built one of the largest Internet backbone networks in Japan as well as between Japan and the United States. IIJ and its group companies provide total solutions including new generation network services over optical-fiber infrastructure optimized for data communications, construction of Asian-wide IP backbone networks, high-quality Internet access, securities, hosting/housing, and content design and systems integration.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

For inquiries, contact:
Ms. Junko Higasa, IIJ Group Media/Investor Relations Office
Tel: +81-3-5259-6310 E-mail: press@iij.ad.jp URL: http://www.iij.ad.jp/

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EXHIBIT 2

IIJ
Internet Initiative Japan

For Immediate Release

IIJ to Launch New Gateway Service to Prevent Information Leaks via eMail

-- *"IIJ Mail Gateway Service" targeting for SMEs, starts from November 2002* --

TOKYO, September 2, 2002 – Internet Initiative Japan Inc. ("IIJ", NASDAQ: IIJI), one of Japan's leading Internet access and comprehensive network solution providers, today announced that it will launch a new service, "IIJ Mail Gateway Service", starting in early November 2002. Targeting SMEs (Small and Medium-sized Enterprises), the new service offers an email auditing function that is designed to prevent information leaks. It also includes a virus detection/elimination function. The basic service fee ranges from JPY30,000 to JPY50,000 which includes the auditing/virus-protection of up to 50 e-mail addresses. The new service is expected to generate additional revenues for IIJ's Value-added services.

The new service is the second line of IIJ's email gateway service, following the launch of "IIJ Mail Gateway/Enterprise" of IIJ's 64.1% affiliate IIJ Technology in March 2002. IIJ Mail Gateway/Enterprise is a service solution for large-scale enterprises that is offered within the Systems Integration business. Both gateway services use the mail audit engine developed by Sumitomo Metal System Solutions Co. Ltd., and the virus scanning engine developed by Trend Micro Incorporated.

"Difficulties in email operations are getting exposed in the market," said Koichi Suzuki, President and CEO of IIJ. "By adding the latest in security technology to our corporate e-mail service lineup, we look forward to supporting corporate e-mail operations, which are becoming an increasingly important part of the corporate information infrastructure."

At the same time, IIJ will also launch a new service option to its IIJ Post Office Service, a corporate email hosting service. The new option, "Safety", will also embody the latest security technology, including virus detection/elimination for email transmission, email transmission authentication using SMTP authentication and POP/SMTP over SSL. "Web mail" functions will also be added before the end of the year, enabling customers to check, receive and send email from any web-accessible external location. It will also be possible to combine the new option with the IIJ Mail Gateway service.

About IIJ
Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI) is one of Japan's leading Internet-access and comprehensive network solutions provider. The company mainly targets high-end corporate customers. Founded in 1992, IIJ has built one of the largest Internet backbone networks in Japan and between Japan and the United States. IIJ and its group of companies provide total network solutions that range from the delivery of new generation network services over an optical-fiber infrastructure that is optimized for data communications, to the construction of pan-Asian IP backbone networks. The company also offers high-quality Internet access, security system services, hosting/housing, and content design and systems integration.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

For inquiries, contact:
Ms. Junko Higasa, IIJ Group Media/Investor Relations Office
Tel: +81-3-5259-6310 E-mail: press@iij.ad.jp URL: http://www.iij.ad.jp/

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